Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

August 3, 2010

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549 – 8629

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant") (CIK 0000853285)
Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") ("Depositor")
Post-Effective Amendment No. 28 to the Registration Statement on Form N-4
(File Nos. 811-05846 and 333-74844)
ACCESSION NUMBER : 0000745544-10-000863

Dear Ms. Marquigny:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), Registrant and Depositor hereby request withdrawal of the above-captioned Post-Effective Amendment, which was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the 1933 Act on June 29, 2010.

The purpose of the Post-Effective Amendment was to modify the living benefits available under the variable annuity contracts offered pursuant to the above-captioned Registration Statement.  The Registrant and Depositor have determined that these modifications to the existing Registration Statement would be more appropriately made in a new registration statement.  Accordingly, Depositor and Registrant respectfully request that the Commission grant this withdrawal request, effective on August 4, 2010, or as soon as practicable thereafter.

In making this request for withdrawal, Depositor and Registrant confirm that:

1.	the Post-Effective Amendment has not automatically become effective nor been declared effective by the Commission;

2.	no securities have been sold in reliance on the Post-Effective Amendment or pursuant to the prospectus contained therein; and

3.	no preliminary prospectus contained in the Post-Effective Amendment has been distributed.

Respectfully submitted,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President and Senior Counsel

cc:           Elizabeth Love, Esquire